Exhibit 99.1
DEBT COVENANT COMPLIANCE
AS OF JANUARY 31, 2012

Adjusted EBITDA:

(in 000s)	LTM (i)	Q4 FY11	Q1 FY12	Q2 FY12	Q3 FY12
Net Income	$7,194	$388	$711	$2,779	$3,316
Add Back:
Depreciation and Amortization	6,319	1,596	1,572	1,579	1,572
Income Tax Provision (Benefit)	4,248	(31)	100	2,138	2,041
Interest Charges	1,445	508	311	309	317
Non-Cash Charges (ii)	2,392	300	666	558	868
Adjusted EBITDA	$21,598	$2,761	$3,360	$7,363	$8,114
I. Consolidated Leverage Ratio
A. Total Long-Term Obligations and Notes Payable (iii)	$2,888
B. Adjusted EBITDA	$21,598
C. Consolidated Leverage Ratio (Line I.A / Line I.B)	0.13
Maximum Permitted	2.75x to 1
II. Consolidated Fixed Charge Coverage Ratio (i)
A. Adjusted EBITDA
1. Consolidated Net Income	$7,194
2. Consolidated Interest Charges	$1,445
3. Provision for income taxes	$4,248
4. Depreciation expenses	$5,811
5. Amortization expenses	$508
6. Non-recurring non-cash reductions of Consolidated Net Loss	$2,392
7. Adjusted EBITDA (Lines II.A.1 + 2 + 3 + 4 + 5 + 6)	$21,598
B. Cash payments for taxes	$1,062
C. Maintenance Capital Expenditures	$2,000
D. Consolidated Interest Charges (except non-cash interest)	$515
E. Current portion of other long term debt (iv)	$26
F. Consolidated Fixed Charge Coverage Ratio ((Line II.A.7 - Line II.B - Line II.C) / (Line II.D + Line II.E)	34.3
Minimum required	1.75x to 1
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Notes:
(i) Last Twelve Months (Most Recent Four Fiscal Quarters)
(ii) Allowable add backs pursuant to Credit Facility Agreement

(iii)	Includes letters of credit of $2.8 million and excludes subordinated debt
(iv) Represents current portion of other long-term debt as of January 31, 2012